UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: NOVEMBER 24, 2004                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         November 24, 2004

3.       PRESS RELEASE

         The press release was released on November 24, 2004 through various approved public media and filed with the TSX Venture Exchange, the British Columbia and Alberta Securities Commissions and the Yukon Registrar of Corporations.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         November 24, 2004.



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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 24, 2004

                 HALO RESOURCES ANNOUNCES $5.5 MILLION FINANCING

VANCOUVER,  BRITISH COLUMBIA,  NOVEMBER 24TH, 2004 - HALO RESOURCES LTD. (TSX.V:
HLO, OTC.BB: HLOSF) is pleased to announce that it has entered into a financing agreement with Canaccord Capital Corporation, and Pacific International Securities Inc., for sale, on a best efforts basis, of up to (i) 3,500,000 Flow Through Units at a price of $0.95 per Flow Through Unit, and up to (ii) 2,500,000 Non-Flow Through Units at a price of $0.85 per Non-Flow Through Unit, for total gross proceeds of up to $5,450,000. Each FT Unit will consist of one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to acquire one further share of the Company for a period of two years, at a price of $1.25 during the first year, and at a price of $1.50 during the second year. Each Common Share Unit will consist of one common share and one share purchase warrant. Each full share purchase warrant entitles the holder to acquire one further share of the Company for a period of two years, at a price of $1.10 per share during the first year, and at a price of $1.35 during the second year. The share purchase warrants will be transferable, but not listed for trade.

The Company has agreed to grant the Agents an Over Allotment Option to cover potential over subscription of the Offering for 1,050,000 additional FT Units and 750,000 additional Common Share Units on the same terms. If the Over Allotment Option is fully subscribed the total financing amount will be $7,115,000. As consideration for acting as Agents, the Company has agreed pay a commission of 7.5 percent of the total proceeds on closing in cash, and issue Agent's Units representing 10 percent of the total Offering to purchase Agent's Units, Equal to 10% of the offering sold, each Agent's Unit exercisable into a common share at the market price at time of announcing the Offering for a period of two years from closing.

The net proceeds of the placement will be used for the exploration and development of the Duport and Bachelor Lake properties and for general working capital purposes. Halo's plan for Duport are to increase known resources through further development and exploration drilling, consisting of a 20,000 meter drill program commencing in early, 2005. Halo's plan for the Bachelor Lake property is to complete dewatering of the mine and a 10,000 meter under-ground drill program, commencing early 2005.

HALO RESOURCES LTD. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
------------------------------------
VICE PRESIDENT CORPORATE DEVELOPMENT
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
Vice President Corporate Development
Tel: 604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com


  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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